UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C., 20549 FORM 6-K	OMB APPROVAL OMB Number: 3235-0116 Expires: August 31, 2005 Estimated average burden hours per response … 6.00

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FOR THE MONTH OF: JANUARY 2004

COMMISSION FILE NUMBER: (SEC File No: 0-30006)

SUNGOLD INTERNATIONAL HOLDINGDS CORP.
(Translation of registrant's name into English)

#500 – 666 Burrard Street Vancouver, British Columbia Canada, V6C 3P6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

SUBMITTED HEREWITH

Exhibits

99.1	Annual Consolidated Financial Statements for the year ended August 31, 2003

99.2	Interim Consolidated Financial Statements for the quarter ended November 30, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

Date: January 19, 2004	By*:	/s/ ANNE KENNEDY

Anne Kennedy
Director, Corporate Secretary

*Print name and title under the signature of the signing officer